Exhibit 99.1

Changyou Reports First Quarter 2009 Results

Company exceeds revenue guidance previously issued by Sohu by US$1.6 million;

Total revenues grow 6% quarter-over-quarter and 50% year-over-year to record US$61.6 million;

Non-GAAP net income grows 13% quarter-over-quarter and 100% year-over-year to record US$34.4 million

Beijing, China, May 4, 2009 – Changyou.com Limited (“Changyou” or the “Company”) (Nasdaq: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2009.

First Quarter 2009 Highlights

•	Total revenues reached a record of US$61.6 million, an increase of 6% quarter-over-quarter and 50% year-over-year.

•	GAAP net income reached a record of US$33.5 million, an increase of 15% quarter-over-quarter and 120% year-over-year.

•	Non-GAAP[1] net income (i.e., net income excluding share-based compensation expense) reached a record of US$34.4 million, an increase of 13% quarter-over-quarter and 100% year-over-year.

•

Non-GAAP fully diluted earnings per American depositary share (“ADS”) (one ADS represents two Class A ordinary shares) were US$0.72, compared to US$0.64 in the fourth quarter of 2008 and US$0.36 in the first quarter of 2008.

•	Aggregate peak concurrent users (“PCU”) for both MMORPGs[2] grew 16% quarter-over-quarter and 47% year-over-year to 970,000.

•	Active paying accounts (“APA”) for both MMORPGs grew 14% quarter-over-quarter and 50% year-over-year to 2.27 million.

“I’m pleased to have delivered another quarter of record results as we report for the first time as a standalone public company,” said Mr. Tao Wang, Changyou’s chief executive officer. “Online games, which provide low-cost entertainment, continue to be a very popular leisure time activity in China, even in an economic downturn, making the industry a strong defensive play. Our peak concurrent users and active paying accounts reached record highs during the quarter, demonstrating the efficacy of our strategy of focusing on the user experience. We continued to leverage synergies with our parent company Sohu.com Inc. (“Sohu”) and our expanded offline marketing efforts to reach gamers in new cities and increase our penetration in existing cities. With our strong execution capabilities, I’m confident that we can successfully extend the lifespan of our existing games and release new titles that capture the imagination and mindshare of China’s growing population of online gamers.”

Mr. Tao Wang continued, “Going forward, Sohu and Changyou will continue to enjoy the same synergies as before. Sohu provides Changyou with advertising resources on the Sohu portal and its verticals, especially China’s largest gaming portal 17173.com, marketing and promotion of Changyou’s games through the use of Sohu’s web domains, single user-ID system and base of more than 250 million registered users, as well as Sohu’s strong brand recognition and user platforms. Meanwhile, Changyou continues to bring users to Sohu portal.”

[1]	Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and the “Reconciliation to Unaudited Condensed Consolidated Statements of Operations.”
[2]	MMORPGs include Tian Long Ba Bu and Blade Online.

Mr. Alex Ho, Changyou’s chief financial officer said, “Our relentless focus on executing our business strategies resulted in record results in the first quarter of 2009, and we exceeded Sohu’s previously issued guidance for the seventh time in the previous eight quarters. We would also like to thank all shareholders and the investment community for their support in our IPO process. Our IPO provides us with the platform and resources to become a leading company in the MMORPG industry. Our strong brand recognition, rich cash flow, high margins and high profitability position us to capitalize on opportunities as they arise.”

First Quarter 2009 Operational Results

Aggregate PCU for both MMORPGs increased 16% quarter-over-quarter and 47% year-over-year to 970,000, while PCU for Tian Long Ba Bu (“TLBB”), the Company’s in-house-developed, martial-arts-style game, increased 19% quarter-over-quarter and 48% year-over-year to 875,000 following the release of the Company’s “Legend of the Shadow” expansion pack on March 26, 2009. Registered accounts of TLBB as of March 31, 2009 increased 12% quarter-over-quarter and 80% year-over-year to 50.1 million.

Aggregate APA for both MMORPGs increased 14% quarter-over-quarter and 50% year-over-year to 2.27 million, while APA for TLBB increased 16% quarter-over-quarter and 52% year-over-year to 2.11 million.

Average revenue per user (“ARPU”) for both MMORPGs decreased 8% quarter-over-quarter and 7% year-over-year to RMB179, while ARPU for TLBB decreased 9% quarter-over-quarter and 12% year-over-year to RMB176. The decrease was mainly a result of the Company’s strategic decision to maintain TLBB ARPU at a level that is comfortable for the majority of Chinese game players with the goal of fostering a healthy in-game environment so as to further extend the lifecycle of the game.

First Quarter 2009 Unaudited Financial Results

Revenues

Total revenues for the first quarter of 2009 increased 6% quarter-over-quarter and 50% year-over-year to US$61.6 million. The increases were mainly attributable to an increase in TLBB revenues as a result of user base expansion and enhanced user loyalty, as well as increased revenues from Blade Online (“BO”).

Revenues from game operations increased 5% quarter-over-quarter and 46% year-over-year to US$59.3 million. The increases were mainly due to the higher APA, which reflects the growing popularity of the Company’s online games. Revenues from game operations include those generated from TLBB, which increased 6% quarter-over-quarter and 41% year-over-year to US$54.4 million and revenues for Blade Online, which increased 2% quarter-over-quarter and 139% year-over-year to US$5.0 million.

Overseas licensing revenues increased 14% quarter-over-quarter and 493% year-over-year to US$2.3 million. Changyou began licensing TLBB to Vietnam in August 2007, and Hong Kong and Taiwan in April 2008. The quarter-over-quarter increase was primarily due to the successful launch and user acceptance of expansion packs in overseas markets during the first quarter of 2009.

Cost of Revenues

Cost of revenues decreased 21% quarter-over-quarter and increased 7% year-over-year to US$3.4 million. Non-GAAP cost of revenues decreased 22% quarter-over-quarter and increased 6% year-over-year to US$3.4 million. The quarter-over-quarter decrease was primarily the result of relatively higher cost of revenues in the fourth quarter of 2008 due to a special promotion the Company ran in the fourth quarter that bundled virtual items with a printed anthology of Louis Cha’s books. Louis Cha is the author of the books on which TLBB and the Company’s pipeline game Duke of Mount Deer are based.

Gross Profit

Gross profit increased 8% quarter-over-quarter and 54% year-over-year to US$58.2 million. First quarter 2009 gross margin was 94%, compared to 92% in both the previous quarter and the first quarter of 2008. Non-GAAP gross profit increased 8% quarter-over-quarter and 54% year-over-year to US$58.2 million. First quarter 2009 non-GAAP gross margin was 94%, compared to 93% in the previous quarter and 92% in the first quarter of 2008.

Operating Expenses

Operating expenses increased 1% quarter-over-quarter and 23% year-over-year to US$20.3 million. Non-GAAP operating expenses increased 3% quarter-over-quarter and 34% year-over-year to US$19.4 million.

Non-GAAP product development expenses decreased 7% quarter-over-quarter and increased 41% year-over-year to US$5.4 million. The quarter-over-quarter decrease was primarily attributable to a higher content and licensing expense for a licensed game in the Company’s game pipeline that was expensed in the fourth quarter of 2008. Non-GAAP sales and marketing expenses increased 9% quarter-over-quarter and 27% year-over-year to US$10.8 million. The increases were primarily the result of the Company’s continual focus on the marketing and promotion of its games and an expansion of its offline marketing initiatives into tier 3 and tier 4 cities in China. Non-GAAP general and administrative expenses increased 1% quarter-over-quarter and 50% year-over-year to US$3.2 million. The year-over-year increase was primarily due to expansion of back-office headcount, and an increase in salaries and bonuses.

Operating Profit

Operating profit increased 12% quarter-over-quarter and 79% year-over-year to US$37.9 million. First quarter 2009 operating margin was 61%, compared to 58% in the previous quarter and 52% in the first quarter of 2008. Non-GAAP operating profit increased 10% quarter-over-quarter and 67% year-over-year to US$38.7 million. First quarter 2009 non-GAAP operating margin was 63%, compared to 60% in the previous quarter and 57% in the first quarter of 2008.

Net Income

Net income increased 15% quarter-over-quarter and 120% year-over-year to US$33.5 million. Non-GAAP net income increased 13% quarter-over-quarter and 100% year-over-year to US$34.4 million. Fully diluted earnings per ADS were US$0.71, compared to US$0.61 in the previous quarter and US$0.32 in the first quarter of 2008. Non-GAAP fully diluted earnings per ADS were US$0.72, compared to US$0.64 in the previous quarter and US$0.36 in the first quarter of 2008. Non-GAAP net margin for the first quarter was 56% compared with 52% in the previous quarter and 42% in the first quarter of 2008.

Cash Balances

As of March 31, 2009, the Company had cash and bank deposits of US$195.0 million, compared to US$134.4 million as of December 31, 2008. Operating cash flow for the quarter was a net inflow of US$61.7 million.

As described in the Company’s IPO prospectus, Changyou declared on April 1, 2009, prior to the Company’s IPO, a US$96.8 million cash dividend payable to Sohu.com (Game) Limited (“Sohu Game”), an indirect wholly-owned subsidiary of Sohu. Changyou expects to pay this dividend after receiving required PRC approvals, which it expects will occur in the second or third quarter of 2009. The dividend will be paid from the Company’s existing cash balance. In addition, the Company’s cash balance will reflect a deposit of approximately US$55.8 million of IPO proceeds, less expenses of the IPO payable by the Company, in the second quarter of 2009.

Other Recent Developments

On April 7, 2009, Changyou completed an initial public offering of a total of 8,625,000 ADSs at a public offering price of US$16 per ADS. The Company sold 3,750,000 ADSs and Sohu Game, as selling shareholder, sold 4,875,000 ADSs. Proceeds to the Company and the selling shareholder from ADSs sold in the offering were approximately US$55.8 million and US$72.5 million, respectively, for total proceeds of approximately US$128.3 million after deducting underwriting discounts and commissions but before deducting offering expenses payable by the Company or Sohu Game. Immediately following the initial public offering, through its indirect ownership of Sohu Game, Sohu holds approximately 68.5% of the total equity interests and controls 80.8% of the total voting power in Changyou.

Changyou received a number of awards during first quarter of 2009, including being named as one of the 2008 Top Ten Game Developers and one of the 2008 Top Ten Game Operators at the 2008 China Game Industry Annual Conference.

Business Outlook

Changyou estimates total revenues for the second quarter of 2009 to be between US$63 million and US$65 million.

Changyou estimates non-GAAP net income for the second quarter of 2009 to be between US$37 million and US$38 million.

Changyou estimates non-GAAP fully diluted earnings per ADS for the second quarter of 2009 to be between US$0.69 and US$0.71.

Assuming no new grants of share-based awards, Changyou estimates share-based compensation expense for the second quarter of 2009 to be between US$5.5 million and US$6.0 million, reducing fully diluted earnings per ADS by US$0.10 to US$0.11. This expense includes a one-time catch up of US$3.1 million in share-based compensation expense upon Changyou’s IPO.

Following the completion of the Company’s IPO, Changyou estimates the number of ADSs to be used in calculating non-GAAP diluted earnings per ADS for the second quarter of 2009 to be approximately 53.5 million.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of cost of revenues, operating expenses, net income and net income per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees under Statement of Financial Accounting Standard 123R. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance the investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, net income and net income per ADS, excluding share-based compensation expense, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is extracted from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Changyou’s next quarterly earnings announcement; however, Changyou reserves right to update its Business Outlook at any time for any reason.

Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and the first quarter of 2009, which could continue through the remainder of 2009, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Registration Statement on Form F-1 originally filed on March 17, 2009 as amended through March 31, 2009, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call on May 4, 2009 at 7 a.m. U.S. Eastern Daylight Time (7 p.m. Beijing/Hong Kong time on May 4, 2009) following the quarterly results announcement.

Dial-in details for the earnings conference call are as follows:

US:	+1-866-362-4829
Hong Kong:	+852-3002-1672
International:	+1-617-597-5346

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “CYOU.”

A replay of the conference call may be accessed by phone at the following number until May 11, 2009:

International:	+1-617-801-6888
Passcode:	81001157

Additionally, a live and archived webcast of the conference call will be available at http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited’s (“Changyou”) (NASDAQ: CYOU) massively multi-player online games (“MMORPG”) business began operations as a business unit within Sohu in 2003. Changyou was carved out as a separate, stand-alone company in December 2007 and is now a leading developer and operator of online games in China and completed an initial public offering on April 7, 2009. Changyou currently operates two MMORPGs, including the in-house developed Tian Long Ba Bu, one of the most popular online games in China, and the licensed Blade Online. Changyou has three pipeline games scheduled to begin open beta testing in 2009 and 2010, including the in-house developed Duke of Mount Deer, which received an award as one of China’s most anticipated online games, and the licensed Immortal Faith and Legend of the Ancient World. Changyou’s leading technology platform includes an advanced 2.5D graphics engine, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

For investor and media inquiries, please contact:

In China:

Mr. Yaobin Wang

Changyou.com Limited

Tel: +86 (10) 6272-7777

E-mail: ir@cyou.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-6284

E-mail: derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Financial, New York

Tel: +1 (212) 880-5269

E-mail: thomas.smith@ogilvypr.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2008
Revenues:
Game operation revenues	$59,346	$56,410	$40,574
Overseas licensing revenues	2,261	1,980	381

Total revenues	61,607	58,390	40,955
Cost of revenues
(includes share-based compensation expense under SFAS 123(R) of $8, $4 and $5, respectively)	3,441	4,380	3,229

Gross profit	58,166	54,010	37,726

Operating expenses:
Product development (includes share-based compensation expense under SFAS 123(R) of $767, $1,155 and $1,798, respectively)	6,167	6,965	5,633
Sales and marketing (includes share-based compensation expense under SFAS 123(R) of $4, $2 and $4, respectively)	10,836	9,949	8,558
General and administrative (includes share-based compensation expense under SFAS 123(R) of $67, $57 and $189, respectively)	3,280	3,253	2,334

Total operating expenses	20,283	20,167	16,525

Operating profit	37,883	33,843	21,201

Interest expense	(104)	(67)	(59)
Interest income and foreign currency exchange gain/loss	780	598	37
Other expense	(1)	13	(3)

Income before income tax expense	38,558	34,387	21,176
Income tax expense	(5,054)	(5,315)	(5,969)

Net income	$33,504	$29,072	$15,207

Basic net income per ADS	$0.71	$0.61	$0.32

ADSs used in computing basic net income per ADS	47,500	47,500	47,500

Diluted net income per ADS	$0.71	$0.61	$0.32

ADSs used in computing diluted net income per ADS	47,500	47,500	47,500

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2009	As of Dec. 31, 2008
ASSETS
Current assets:
Cash and bank deposits	$195,045	$134,439
Accounts receivable, net	1,185	1,019
Prepaid and other current assets	5,571	22,187
Due from Sohu	1,133	8,535

Total current assets	202,934	166,180

Non-current assets:
Fixed assets, net	9,593	9,260
Intangible assets, net	100	57
Other assets, net	1,765	1,159

TOTAL ASSETS	$214,392	$176,656

LIABILITIES AND SHAREHOLDERS’ EQUITY

Receipts in advance and deferred revenue	$21,254	$20,703
Accrued liabilities	26,130	22,834
Tax payables	14,138	9,163
Short-term loan from Sohu	8,450	8,450
Due to Sohu	5,341	10,812

Total liabilities	75,313	71,962
Total shareholders’ equity	139,079	104,694

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$214,392	$176,656

CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2009				Three Months Ended Dec. 31, 2008				Three Months Ended Mar. 31, 2008
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$61,607	$—		$61,607	$58,390	$—		$58,390	$40,955	$—		$40,955
Less: Cost of revenues	3,441	(8	) (a)	3,433	4,380	(4	) (a)	4,376	3,229	(5	) (a)	3,224

Gross profit	$58,166	$8		$58,174	$54,010	$4		$54,014	$37,726	$5		$37,731

Gross margin	94%			94%	92%			93%	92%			92%

Operating expenses	$20,283	$(838	) (a)	$19,445	$20,167	$(1,214	) (a)	$18,953	$16,525	$(1,991	) (a)	$14,534

Operating profit	$37,883	$846		$38,729	$33,843	$1,218		$35,061	$21,201	$1,996		$23,197

Operating margin	61%			63%	58%			60%	52%			57%

Net income	$33,504	$846		$34,350	$29,072	$1,218		$30,290	$15,207	$1,996		$17,203

Net margin	54%			56%	50%			52%	37%			42%

Diluted net income per ADS	$0.71			$0.72	$0.61			$0.64	$0.32			$0.36

ADSs used in computing diluted net income per ADS	47,500			47,500	47,500			47,500	47,500			47,500

Note:
(a)	To eliminate share-based compensation expense as measured using the fair value method under SFAS 123(R).